SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


--------------------------------------------------
                                                  :
                In the Matter of                  :
                                                  :
            CSW COMMUNICATIONS, INC.              :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8199                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
--------------------------------------------------:


      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Communications, Inc. (CSW Communications) a subsidiary of Central and South West Corporation (CSW) authorized to operate as a limited-purpose communications company. Under HCAR 35-26061 dated June 3, 1994, it is required that CSW Communications file quarterly reports providing: 1) CSW Communications' Balance Sheet 2) CSW Communications' Statement of Income for the quarter ended (for the year ended in the case of fourth calendar quarter) 3) a concise description of bills to and payments by associated companies for such quarter and 4) a concise description of payments by CapRock Fiber Network, Ltd. (CapRock) to CSW Communications for such quarter.

1)    CSW COMMUNICATIONS' BALANCE SHEET

      Refer to Exhibit 1 for CSW Communications' Balance Sheet at September 30, 1996.

2)    CSW COMMUNICATIONS' STATEMENT OF INCOME

      Refer to Exhibit 2 for CSW Communications' Statement of Income for the Quarter Ended September 30, 1996.

3) DESCRIPTION OF BILLS TO AND PAYMENTS BY ASSOCIATED COMPANIES

      BILLS TO ASSOCIATED COMPANIES:

      Central Power and Light was billed $28,491 during the reporting period for the reimbursement of operations and maintenance expense.

      RECEIPTS FROM ASSOCIATED COMPANIES:

Description                                          Amount
-----------------------------------------------  --------------

Receipts from CPL - Reimbursement of expenses        $   28,491
Receipts from Corp - Advance                          2,633,043
                                                 ==============
    Total receipts from Associated Companies         $2,661,534
                                                 ==============

4)  DESCRIPTION OF PAYMENTS BY CAPROCK TO CSW COMMUNICATIONS

There were no payments by CapRock to CSW Communications during the reporting period. Currently, CapRock is in default of its obligations under the Fiber System Lease and Option Agreement. The lease has been terminated.

                          S I G N A T U R E


      As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Communications, Inc. has duly caused this report to be signed on its behalf on this 27th day of November 1996.

                                           CSW COMMUNICATIONS, Inc.


                                           /S/   WENDY G. HARGUS
                                                 Wendy G. Hargus
                                                 Treasurer